UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number: 001-13615

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Spectrum Brands 401(k) Retirement Savings Plan.

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Spectrum Brands, Inc.

6 Concourse Parkway

Suite 3300

Atlanta, GA 30328

The following financial statements are furnished herewith:

Report of Kiesling Associates LLP.

Statements of Assets Available for Plan Benefits.

Statements of Changes in Assets Available for Plan Benefits.

Notes to Financial Statements.

The following exhibits are furnished herewith:

Exhibit 23.1 Consent of Kiesling Associates LLP.

SPECTRUM BRANDS 401(K) RETIREMENT

SAVINGS PLAN

(F/K/A Rayovac 401(k) Retirement Savings Plan)

Atlanta, Georgia

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

December 31, 2006 and 2005

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Spectrum Brands 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Spectrum Brands 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Spectrum Brands 401(k) Retirement of Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin

July 11, 2007

Kiesling Associates LLP | Kiesling Consulting LLC | Kiesling Investment Management LLC

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2006 and 2005

	2006	2005
Investments	$147,409,879	$76,269,026

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$147,409,879	$76,269,026

See accompanying notes to financial statements.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2006

2006
INCREASE IN ASSETS
Investment gain	$9,686,960
Interest and dividends	1,575,074
Participant contributions	7,864,468
Employer contributions	4,409,308
Rollovers	496,082

Total Increases	24,031,892

DEDUCTIONS FROM ASSETS
Distributions and benefits paid	16,653,462
Administrative expenses	15,988

Total Deductions	16,669,450

Net Increase	7,362,442

Transfers from other plans	63,778,411

Total Net Increase	71,140,853

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	76,269,026

End of year	$147,409,879

See accompanying notes to financial statements.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - Description of the Plan

The following description of the Spectrum Brands 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, originally effective as of July 1, 1983 and formerly known as the Rayovac 401(k) Retirement Savings Plan was amended and restated in its entirety on May 1, 2006. The Plan, as amended and restated, is intended to qualify as a profit-sharing plan under Internal Revenue Code Section 401(a), and includes a cash or deferred arrangement that is intended to qualify under Code Section 401(k). The plan is maintained for the exclusive benefit of eligible employees and their beneficiaries.

The Plan is a defined contribution plan covering the employees of various companies under Spectrum Brands, Inc. (“the Company” or “the Plan Sponsor”). The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement income Security Act of 1974, as amended (ERISA).

Until May 1, 2006, the Plan’s assets were included in the Master Trust for Spectrum Brands, Inc. (Master Trust). The Master Trust also included the assets of the Rayovac 401(k) Savings Plan for Hourly Employees. On May 1, 2006, the Master Trust changed their trustee from New York Life Trust Company to Prudential Bank & Trust, FSB. All assets included in the Master Trust were transferred to the Plan effective May 1, 2006. Simultaneously, the Plan changed its name from the Rayovac 401(k) Retirement Savings Plan to the Spectrum Brands 401(k) Retirement Savings Plan and merged in several other plans including the Rayovac 401(k) Savings Plan for Hourly Employees thus eliminating the Master Trust.

Effective May 1, 2006, the following were merged into the Plan: the Rayovac 401(k) Retirement Savings Plan for Hourly Employees, United Pet Group, Inc. 401(k) Profit Sharing Plan, Eight In One Pet Products, Inc. 401(k) Profit Sharing Plan, Tetra Savings Plan, Spectrum Brands Retirement Savings Plan & Trust, Firstrax Inc. 401(k) Profit Sharing Plan & Trust, and the Jungle Laboratories Corporation 401(k) Retirement Plan.

Effective October 1, 2006, The Wonder Company 401(k) Profit Sharing Plan & Trust was merged into the Plan.

All assets and liabilities of the merged plans were transferred to and made part of the Plan. Each employee who was eligible to participate in a merged plan immediately prior to a merger date continued to be eligible to participate in the Plan on and after the respective merger date. A participant’s service credited for eligibility and vesting purposes under a merged plan as of the respective merger date, was included as eligibility and vesting service under the Plan to the extent eligibility and vesting service are credited under the Plan.

Eligibility

Each Company employee who was an eligible employee immediately prior to a merger date continued to be an eligible employee subsequent to the merger. Each other Company employee, other than a United Industries Bargaining Unit Employee or a Rayovac union employee, shall become an eligible employee as of the next enrollment date following the date on which they become an employee.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - Description of the Plan (cont.)

Eligibility (cont.)

Each United Industries Bargaining Unit Employee who was not an eligible employee immediately prior to the merger date shall become an eligible employee as of the next enrollment date following the date on which they completed one year of eligibility service.

Each Rayovac union employee who was not an eligible employee immediately prior to the merger date shall become an eligible employee as of the enrollment date coinciding with or next following the date on which they completed 180 days of eligibility service.

Contributions

Active participants are permitted to make contributions to the Plan in whole percentages up to 50% of their pretax annual compensation, as defined in the Plan document, subject to applicable limits of the Internal Revenue Code.

Effective January 1, 2007, the employer is required to match the first 3% of the eligible employee’s compensation that he or she contributes to the Plan and 50% of the next 2% of the eligible employee’s compensation that he or she contributes to the plan. Additional amounts may also be contributed at the option of the employer.

For plan years ending before January 1, 2007 the matching contribution requirement varied by employer and employee type. Additional employer discretionary contributions were also permitted.

Company contributions to participant accounts are limited to the applicable limits of the Internal Revenue Code.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s compensation or account balances, as defined in the Plan document.

Vesting

A participant is fully vested in his or her account balance attributable to both the employee and employer contributions made prior to January 1, 2007.

The vested interest of a participant who is not a United Industries Bargaining Unit Employee, in his or her employer matching contributions shall at all times be 100%.

Other participants are not vested in employer profit sharing and age based contributions made on or after January 1, 2007 until the participant has completed three years of vesting service, at which time they become 100% vested.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - Description of the Plan (cont.)

Vesting (cont.)

The vested interest of a participant who is a United Industries Bargaining Unit Employee, in his or her employer matching contributions shall be as follows after January 1, 2007:

Years of Vesting Service	Vested Interest
Less than 1	0%
1, but less than 2	20%
2, but less than 3	40%
3, but less than 4	60%
4, but less than 5	80%
5 or more	100%

Forfeited Accounts

As of December 31, 2006, forfeited nonvested accounts totaled $35,727. These accounts will be used to reduce future Company contributions. Also, in 2006, Company contributions were reduced by $22,063 from forfeited nonvested accounts.

Investment Fund Options

Participant contributions and investment earnings were directed by the individual Plan participants to certain investment choices offered under the Plan. Descriptions of the investment fund options at December 31, 2006 are as follows:

Spectrum Brands, Inc.

Spectrum Brands, Inc. consists of Spectrum Brands, Inc. common stock issued by the plan sponsor. There were $3,781,480 of Plan assets in this investment at December 31, 2006.

PIMCO Core Plus Bond Fund

U.S. Core Plus is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized to add value while maintaining an overall risk level similar to the benchmarks: Lehman Brothers Aggregate Index, Lehman Brothers Government and Corporate Index, and Salomon Brothers Broad Investment Grade Index.

Vanguard Index Trust 500 Portfolio

Vanguard Index Trust 500 Portfolio, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor’s Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - Description of the Plan (cont.)

Investment Fund Options (cont.)

Hotchkis & Wiley Large Cap Value Fund

Hotchkis Large Cap Fund seeks current income and long-term growth of income, as well as capital appreciation. The fund primarily invests in domestic equity securities of companies with large market capitalizations.

First American Small Cap Select A Fund

First American Small Cap Select Fund seeks capital growth. The fund utilizes a unique collaborative research-driven approach to stock selection that fund management believes offers the best opportunity to achieve superior long-term risk-adjusted returns. Research efforts are focused on three key drivers of stock performance - business fundamentals, valuation, and catalysts. Throughout the investment process risk control measures are applied at the security, sector, and portfolio level to achieve the proper balance between risk and return.

American Funds Growth Fund of America Fund

American Funds Growth Fund of America Fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 Index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

First American Mid Cap Value Fund

First American Mip Cap Value Fund seeks capital appreciation. The fund utilizes a unique collaborative research-driven approach to stock selection believed to offer the best opportunity to achieve superior long-term risk-adjusted returns. It is a relatively aggressive, yet diversified, fund that strives for the stock market’s long-term growth potential.

Spectrum Brands Stable Value Fund

The Stable Value Fund strives to maximize a long-term rate of return while carefully balancing safety with yield. It is comprised of the New York Life Anchor Account and the Guaranteed Income Fund. The rate of return for the Fund is determined by melding the credited rates of the New York Life Anchor Account and the Guaranteed Income Fund and is announced semi-annually in advance. The principal and credited interest of the Guaranteed Income Fund is guaranteed by Prudential Retirement Insurance and Annuity Company (PRIAC).

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - Description of the Plan (cont.)

Investment Fund Options (cont.)

Lord Abbet America Value A Fund

This Fund’s investment objective is to seek current income and capital appreciation. The Fund normally invests in equity securities of companies with market capitalizations greater than $500 million at the time of purchase and fixed income securities of various types. The Fund invests at least 65% of its net assets in equity securities and may invest its remaining assets in equity or fixed income securities. The Fund invests under normal circumstances at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity and fixed income securities issued by companies organized in or maintaining their principal place of business in the United States, or whose securities are traded primarily in the United States. The Fund may invest up to 20% of its net assets in foreign securities that are primarily traded outside the United States.

MFS International New Discovery

MFS International New Discovery Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies with small market capitalizations, typically from at least three countries. It may invest in common stocks and related equity securities, such as preferred stock, convertible securities, and depositary receipts of foreign issues. The fund may also invest in foreign markets, emerging markets, and over-the-counter markets. It may engage in active and frequent trading.

Oakmark Equity and Income Fund

Oakmark Equity and Income Fund seeks current income and preservation and growth of capital. The fund generally invests between 50% and 75% of assets in equities and between 25% and 50% of assets in U.S. government and corporate debt rated AA or higher. It may invest up to 20% of assets in unrated debt or debt rated below investment grade. The fund may also invest up to 25% of assets in foreign securities.

Franklin Micro Cap Value Fund

Franklin Micro Cap Value Fund seeks total return. The fund normally invests at least 80% of assets in equity securities of companies with market capitalizations of less than $300 million at the time of purchase. It may invest the balance in equities of larger companies, as well as a portion of assets in debt. Management typically seeks undervalued securities that have low P/E ratios. The fund may also invest up to 10% of assets in foreign securities. It is nondiversified.

SSGA S&P Mid Cap Fund

This fund seeks to gain exposure to growth-oriented, mid-size capitalization U.S. companies by replicating the returns and characteristics of the S&P MidCap 400®/BARRA Growth Index. Each stock of the S&P MidCap 400® Index is categorized as being either growth or value based on its price-to-book ratio. The S&P MidCap 400®/BARRA Growth Index contains those securities with higher price-to-book ratios.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - Description of the Plan (cont.)

Investment Fund Options (cont.)

Old Mutual Mid Cap Fund

Old Mutual Mid Cap Fund seeks above-average total return over a three to five year market cycle. The fund normally invests at least 80% of assets in equities issued by companies with market capitalizations similar to the market capitalizations of companies in the S&P MidCap 400 Index. It may invest, without limitation, in high-grade, U.S. dollar denominated debt securities and cash equivalents for temporary defensive purposes.

Oppenheimer Global Fund

The Oppenheimer Global Fund seeks capital appreciation. The fund invests primarily in U.S. and international stocks. Management identifies broad economic themes that will fuel global growth for years to come, such as growing affluence worldwide, new technologies, the aging of the population, and corporate restructuring. Companies benefiting from these long-term trends should provide above-average returns for investors.

TimesSquare Mid Cap Growth Fund Class Premier (GR)

This investment seeks long-term capital appreciation. The fund invests at least 80% of assets in securities of mid-capitalization companies. It primarily invests in the common and preferred stocks of mid-capitalization U.S. companies. These companies generally have market capitalizations of between $50 million and $2 billion at the time of initial purchase. The fund focuses on growing companies involved in new product development and technological breakthroughs.

Payment of Benefits

Upon retirement or termination of employment, the participant’s account balance is payable to him or her, or in the event of death, the participant’s beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator’s approval.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

Trust Fund Managed by New York Life Trust Company

Prior to the elimination of the Master Trust, under the terms of a trust agreement between the New York Life Trust Company (the Trustee) and the Plan, the Trustee managed the Master Trust on behalf of the Plan.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Valuation of Investments and Income Recognition

The fair value of the Plan’s investments is based on the beginning of year value of the Plan’s interest in the assets (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Spectrum Brands common stock are stated at quoted market prices,

Assets transferred into the Plan from other retirement plans on May 1 or October 1, 2006 as discussed in Note 1, were recorded at fair market value.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined to be fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits paid

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2006 were approximately $30,000. The fees paid by the Company for 2006 were approximately $14,000. The fees paid by the Plan for 2006 were approximately $16,000.

Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of net assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Participant Loans

Participants may receive loans from their accounts up to the lesser of 50% of the individual participant’s vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period will be determined at the time the loan is made, but may not exceed ten years. Loans are secured by the vested balance in the participant’s account and bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

NOTE 3 - Party-in-interest Transactions

The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party- in- interest transactions.

Fees incurred by the Plan for investment management services amounted to approximately $16,000 for the year ended December 31, 2006.

Fees paid during the year for legal, accounting, actuarial, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 4 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code and, therefore, the plan continues to qualify under Section 401(k) and the related trust continues to be tax-exempt as of December 31, 2006. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 5 - Investment Contract With Insurance Company

Nature and Operation of Contract

In 2006, the Plan entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential Insurance) as part of the Spectrum Brands Stable Value Fund. Prudential Insurance maintains the contributions in a general account. Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the plan sponsor (or their trustee) and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the trustee considers this contract to be benefit responsive.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 5 - Investment Contract With Insurance Company (cont.)

Interest Crediting Rates

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential Insurance considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s genera! account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

Average Yield

The Average Earnings Yield shown is calculated by dividing the earnings credited to the Plan on the last day of the plan year by the end of plan year Fair Value and then annualizing the result. The Average Crediting Rate Yield shown is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year Fair Value and then annualizing the result. As a result of current Stable Value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. Note that for products whose Fair Value differs from Contract Value and/or for products that have multiple rate changes during the plan year, these reported yields may differ from the actual earnings rates crediting to the Plan as well as the actual crediting rates paid to participants during the full plan year. Average Yields for the Plan are as follows as of December 31:

2006
Average Yield Earned by the Plan	3.65%
Average Yield Credited to Participants	3.65%

Earned Yield less Credited Yield	0.00%

Events

Generally, there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time.

There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or overtime.

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 6 - Plan Termination

The Company has the right under the Plan agreement to reduce or cease contributions at the discretion of the Board of Directors, or to amend the Plan at any time and in any respect. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant’s interest in their account shall be nonforfeitable on the date of such termination or discontinuance.

NOTE 7 - Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

2006
PIMCO Core Plus Bond Fund: 916,955 Shares	$11,510,578
Vanguard Index Trust 500 Portfolio: 166,224 Shares	21,707,147
Hotchkis & Wiley Large Cap Value Fund: 543,957 Shares	13,713,164
American Funds Growth Fund of America Fund: 605,745 Shares	19,783,643
Spectrum Brands Stable Value Fund: 909,399 Shares **	23,296,721
MFS International New Discovery: 386,668 Shares	10,571,494
Oakmark Equity and Income Fund: 597,805 Shares	15,471,190

**	No adjustment necessary due to contract value and fair value being the same for the underlying insurance contract

SUPPLEMENTAL INFORMATION

SPECTRUM BRANDS 401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan # 054

EIN 22-2423556

December 31, 2006

	Identity of Issue, Lessor, or Similar Party	Description of Investment	Cost	Current Value
*	Participant Loans	Maturities ranging from 2007 to 2025; interest rates ranging from 3.0% to 11.5%	$0	$2,599,038
*	Represents a party in interest

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SPECTRUM BRANDS 401(k) RETIREMENT SAVINGS PLAN

July 16, 2007	BY:	/s/ Joseph B. Wickham
	Name:	Joseph B. Wickham
	Title:	Member of Retirement Plan Committee